December 10, 2021

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Trade & Services 100 F Street NE Washington, DC 20549

Re:	ENTREPRENEUR UNIVERSE BRIGHT GROUP

Amendment No. 2 to Registration Statement on Form 10-12G

Filed October 21, 2021

File No. 000-56305

Dear Sir/Madam:

On behalf of Entrepreneur Universe Bright Group. (the “Company”), we are responding to the Staff’s comment letter dated November 17, 2021. For ease of reference, we have copied the Staff’s comments in italics as indicated below with the Company’s responses.

Amendment No. 3 to Registration Statement on Form 10-12G

Explanatory Note, page ii

1.	Please disclose whether you are required to obtain any approvals to offer securities to foreign investors, whether you have received such approvals and the consequences to you and your investors if you do not receive or maintain the approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.

Response:	The Company has revised its Explanatory Note on page ii to disclose the following:

“According to our PRC legal counsel, King & Wood Mallesons, except as disclosed in the “Risk Factor” section - Risks relating to PRC laws and regulations with respect to foreign exchange”, we are currently not required to obtain permission from any of the PRC authorities to issue our common stock shares to foreign investors. In addition, we and our subsidiaries are not required to obtain permission or approval from the PRC authorities including CSRC or Cyberspace Administration of China for our operation, nor have we, or our subsidiaries, applied for or received any denial for our operation. However, recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the Opinions, which was made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of China-concept overseas listed companies, and cybersecurity and data privacy protection requirements and similar matters. The Opinions and any related implementing rules to be enacted may subject us to compliance requirement in the future. Given the current regulatory environment in the PRC, we are still subject to the uncertainty of interpretation and enforcement of the rules and regulations in the PRC, which can change quickly with little advance notice, and any future actions of the PRC authorities. In addition, we cannot assure you that relevant PRC government agencies would reach the same conclusion as we do or as advised by our PRC legal counsel.”

December 10, 2021

Item 1. Business

Corporate Structure, page 2

2.	We note your revised disclosure in response to comments 8 and 10; please also include the requested disclosure in this section. Also discuss in this section the risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice. Finally, with respect to the risks you discuss here and that were identified in our prior comment 7, please provide cross-references to the individual risk factors that discuss the risks in greater detail.

Response:	The Company has revised its disclosures in the Corporate Structure on page 2 to explain that the Company is currently not required to obtain permission from any of the PRC authorities to issue our common stock shares to foreign investors or for its operations.

In addition, the Company will add the following risk factor:

“The PRC legal system is evolving, and the resulting uncertainties could adversely affect us.

We conduct our business primarily through our subsidiaries in China. Our operations in China are governed by PRC laws and regulations. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.

As the legislation in China and the PRC legal system has continued to evolve rapidly over the past decades and the PRC government has made significant progress in promulgating laws and regulations related to economic affairs and matters, for example, such laws and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, many of these laws and regulations are relatively new and there is a limited volume of published decisions and enactments. In particular, there exist substantial uncertainties surrounding the evolvement, interpretation and enforcement of regulatory requirements of cybersecurity, data security, privacy protection as well as anti-monopoly, and we may need to take certain corresponding measures to maintain our regulatory compliance, such as adjusting the relevant business or transactions and introducing compliance experts and talents, which may incur additional related costs and adverse impact on our business. As a result, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties, which may limit legal protections available to us. Therefore, there are uncertainties involved in their implementation and interpretation, and it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection available to you and us. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.”

December 10, 2021

Recent Regulatory Developments

Draft Cybersecurity Measures, page 11

3.	We note your revised disclosure in response to comment 19. Revise here and elsewhere as applicable including on pages 35-37 to specifically acknowledge, if true, the uncertainty inherent in relying on an opinion of counsel in connection with whether aspects of your business could be subject to certain Chinese laws and regulations. In addition, please identify your PRC legal advisor and file the opinion on which you are relying as an exhibit to the registration statement, or tell us why you believe you are not required to do so.

Response:	The Company respectfully advises the Staff that its PRC legal counsel has reviewed the Registration Statement on Form 10 to ensure its disclosures related to PRC laws and regulations are updated and correct. King & Wood Mallesons, a PRC law firm, has reviewed our Registration Statement and has provided their consent, which is filed as an exhibit to the Registration Statement. In addition, the company has revised its disclosure on Cybersecurity Measures on page 11 and elsewhere that the relevant PRC government agencies, including the CAC, may not reach the same conclusion as we do or as advised by our PRC legal counsel as disclosed in the Registration Statement. For your reference, we have asked our PRC legal counsel to provide us with a legal opinion, a copy of which is attached for your reference as Exhibit A. We are not required to file a legal opinion on legality under Item 601 of Registration S-K on a Form 10 Registration Statement.

Item A1. Risk Factors

Our PRC subsidiary…., page 35

4.	Please disclose to what extent you believe that you are currently compliant with the regulations or policies that have been issued by the CAC to date.

Response:	The Company has revised its disclosures as requested.

Our PRC subsidiary failed to deposit adequate contributions to the housing fund…., page 39

5.	We note your disclosure in response to comment 23. Expand the risk factor to disclose, if material, amounts of potential penalties and possible disciplinary action including the amount of payment potentially due to the housing fund.

Response:	The Company has revised its disclosure related its housing fund on page 39.

The audit report included in this Amendment…., page 46

6.	Please expand this risk factor to clarify that the bill passed on June 22, 2021 is named the Accelerating Holding Foreign Companies Accountable Act and state that, if enacted, it will decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted.

Response:	The Company has revised the risk factor for the Accelerated Holding Foreign Companies Accountability Act on page 46.

December 10, 2021

Item 13. Financial Statements and Supplementary Data, page F-1

7.	Please update the financial statements pursuant to Rule 8-08 of Regulation S-X.

Response:	The Company has updated the financial statements pursuant to Rule 8-08 of Regulation S-X.

General

8.	We note your response to comment 12, however your website continues not to function. Please advise or revise.

Response:	The Company has fixed the website loading issue. The website is now operational.

We hope that the foregoing has been responsive to the Staff’s comments. Please do not hesitate to contact the undersigned at the number above with any questions or comments regarding this filing.

In connection with the Staff’s comments, the Company hereby acknowledges that the Company and its management are responsible for the adequacy and accuracy of the disclosure in the filing, notwithstanding any review, comments, actions or absence of action by the staff.

Very truly yours,

Guolin Tao
CEO
Entrepreneur Universe Bright Group

Exhibit A

December [*], 2021

To:

ENTREPRENEUR UNIVERSE BRIGHT GROUP (the “Company”)

Suite 907, Saigao City Plaza Building 2

No. 170, Weiyang Road

Xi’an, China

Dear Sir/Madam,

We are qualified lawyers of the People’s Republic of China (the “PRC”, for the purpose of issuing this legal opinion (the “Opinion”), excluding the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan). On November 25, 2021, we were appointed by the Group (as defined below) as the PRC legal counsel of the Company in connection with the registration of securities on Form 10 (the “Registration”) of the Company. As such, we are qualified to issue this Opinion with respect to all laws, regulations, rules, judicial interpretations and other legislations of the PRC effective and publicly available as of the date hereof (hereinafter referred to as the “PRC Laws”).

In order to issue this Opinion, we have reviewed the originals or copies of the documents as we have considered necessary or advisable for the purpose of rendering this Opinion (the “Documents”).

We have reviewed the documents filed with the Securities and Exchange Commission (“SEC”) (including its revised versions from time to time, the “Registration Documents”) and the originals or copies, certified or otherwise identified to our satisfaction, of all such records of the Group (as defined below) and all such instruments, agreements, confirmation, certificates of officers or representatives of the Group and other persons, certificates issued and representation made by officials of government departments and other public organizations and such other documents as we have deemed appropriate as a basis for the opinions expressed below. With regard to the facts that cannot be verified solely by independent evidences, we have relied upon certificates or documents issued by or statements made by the relevant governmental authorities of the PRC, the Company and other relevant entities (including their appropriate representatives).

In giving this Opinion, we have made the following assumptions:

(i)	The signatures, seals and chops on all such documents which bear such signatures, chops and seals are genuine;

(ii)	The information provided to us by the Group (including its appropriate representatives) are correct, complete and accurate and the Group (including its appropriate representatives) have not withheld material information which is relevant for the purpose of providing this Opinion here from us.

This Opinion is subject to the following qualifications:

(i)	This Opinion is subject to (A) certain equitable, legal or statutory principles in affecting the validity and enforceability of contractual rights generally under concepts of public interest, interests of the state, national security, reasonableness, good faith and fair dealing, and applicable statutes of limitation; (B) any circumstances in connection with formulation, execution or implementation of any legal documents that would be deemed materially mistaken, clearly unconscionable, fraudulent, or coercionary at the conclusions thereof; (C) any possible judicial discretion, discretion of arbitration tribunal or administrative action affecting creditors’ rights or with respect to the availability of indemnifications or injunctive relief, remedies or defenses, the calculation of damages, the entitlement to attorney fees and other costs, the waiver of immunity from jurisdiction of any court or from legal process; and (D) the legally vested discretion of any competent PRC legislative, administrative or judicial bodies in exercising their authority in the PRC.

(ii)	We have not verified the accuracy as to factual matters of each of the Documents we have reviewed and we will not, therefore, be liable for any untruthfulness, inaccuracy, incompleteness or lack of integrity in respect of the content of any such Documents.

(iii)	This Opinion relates only to PRC Laws and the facts existing as of the date of this Opinion and we express no opinion as to any laws other than PRC Laws. There is no guarantee that any of such PRC Laws, or the interpretation or implementation thereof, will not be changed, amended, replaced or revoked in the immediate future or in the longer term with or without retroactive effect.

(iv)	This Opinion only encompasses opinions on legal aspects but does not encompass those on other professional aspects like taxes, accounting, financial, actuary, and/or technical aspects.

(v)	This Opinion is given for use only by the Company for the Registration but not for the use by any other person or for any other purposes. Without our prior written consent, this Opinion (including its drafts or supplements) shall not, in whole or in part, be copied, reproduced or disclosed to any other person in accordance with PRC Laws. We accept no responsibility or legal liability to any person (other than the addressee of this Opinion) in relation to the contents of this Opinion even if this Opinion has been disclosed to or used by such person with the consent of our firm.

Based on the foregoing, with regard to whether the approval of China Securities Regulatory Commission (the “CSRC”) and the Cybersecurity Administration of China (the “CAC”) are required with respect to the Registration, we are of the opinion that on the date hereof:

1.	the CSRC approval

(1)	the corporate structure of the Group

According to the incorporation certificate and business license of the Group and as confirmed by the Company and based on the Registration Documents and the public information available on the SEC website, the Company was incorporated in Nevada, United States of America on April 21, 1999. Xi’an Yunchuang Space Information Technology Co., Ltd. (the “Xi’an Yunchuang” or “PRC subsidiary”) is the principal PRC operating entity of the Company, which was incorporated by the Company’s Hong Kong subsidiary, Entrepreneurship World Technology Holding Group Company Limited (the “HK subsidiary”) on October 18, 2019 in Xi’an (together with the Company, the HK subsidiary and the Xi’an Yunchuang, the “Group”), PRC. The controlling shareholder of the Company is Tethys Fountain Limited, of which Guolin Tao, a PRC individual, is the indirect beneficial owner of 100% of its share capital.

(2)	Relevant laws and regulations

On August 8, 2006, six PRC governmental and regulatory agencies, including the CSRC, promulgated the Rules on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, governing the mergers and acquisitions of domestic enterprises by foreign investors, which became effective on September 8, 2006 and was amended on June 22, 2009 by the Ministry of Commerce. The M&A Rules, among other things, requires that offshore special purpose vehicles (the “SPVs”) that are directly or indirectly controlled by PRC companies or individuals and formed for the purpose of overseas listing of interest in domestic companies held by such PRC companies or individuals, shall obtain the approval from the CSRC prior to such public overseas listing.

However, the interpretation and application of the M&A Rules remain unclear. If CSRC approval is required for the Registration, it is uncertain how long it will take for the Company to obtain such approval, and any failure to obtain CSRC approval in a timely manner or at all for the Registration may subject the Company to sanctions imposed by the CSRC and other PRC regulatory agencies.

(3)	Conclusion

Based on our understanding of the PRC Laws and the Company’s corporate structure up to the date of this Opinion, we are of the opinion that the Company is not required to apply for the CSRC approval prescribed under the M&A Rules in connection with the Registration.

However, there remains uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas registration which is identical or similar to the Registration, and our opinions summarized above will be subject to any new PRC laws, rules and regulations or detailed implementations and interpretations in any form relating to overseas listing of such SPVs.

2.	the CAC approval

(1)	The scope of business of the Group

As confirmed by the Company and to the best of our knowledge after due inquiry, the Company mainly engage in providing consulting services and sourcing and marketing services, including digital marketing consulting and KOL (Key Opinion Leaders) training coordination services in PRC through its PRC subsidiary Xi’an Yunchuan.

(2)	Principal PRC Laws governing business operations of the Group

(a)	Measures for Cybersecurity Review (《网络安全审查办法》)

On April 13, 2020, twelve PRC governmental and regulatory agencies, including the CAC, promulgated the Measures for Cybersecurity Review which took effect on June 1, 2020. According to the Measures for Cybersecurity Review, if a critical information infrastructure operator purchases network products and services, it shall anticipate the potential national security risks incurred when such products and services are put into use. Those that affect or may affect national security shall be reported to the Cybersecurity Review Office (the “CRO”) for cybersecurity reviews. Department responsible for protection of critical information infrastructure may promulgate the risk anticipation guidelines for the industry or field that it governs. For the purchasing activities which cybersecurity reviews apply, operators shall, through purchase documents and agreements, require product and service providers to cooperate with cybersecurity reviews, including providing commitments that such providers shall not illegally obtain user data or control or manipulate user equipment utilizing any convenience they obtain when providing such products or service and shall not suspend product supply or necessary technical support without justified reasons.

(b)	Regulations for Safety Protection of Critical Information Infrastructure (《关键信息基础设施安全保护条例》) (the “Safety Protection Regulations”)

On July 30, 2021, the State Council promulgated the Safety Protection Regulations which came into effect on September 1, 2021. The Safety Protection Regulations define “critical information infrastructure” as the important network infrastructure and information system in the industries and domains of public telecommunications, information services, energy, transportation and certain other critical industries and domains, and certain important network infrastructure and information system, any destruction or lose of function or data leakage of which may have severe impact on national security, the nation’s economic and the people’s livelihood as well as public interests (the “Critical Information Infrastructure”). In addition, competent departments and administration departments of corresponding important industries and domains shall be responsible to formulate rules on determining such Critical Information Structure and determine the critical information infrastructure operator in their respective important industry or domain pursuant to such rules, and the result of such determination shall be informed to correspondent operators and delivered to the public security department of the State Council.

(c)	Measures for Cybersecurity Review (Revised Draft for Comments) (《网络安全审查办法（修订草案征求意见稿）》) (the “Revised Draft”).

On July 10, 2021, the CAC published the Revised Draft for public comments. On the basis of the Measures for Cybersecurity Review currently in force, the Revised Draft further provides that any data processing of network products and services by critical information infrastructure operators, any data processing activities by data processors that affects or may affect national security shall be subject to the cybersecurity review as well. Furthermore, the Revised Draft also requires that any operator with more than one million users’ personal information to report to the CRO for a cybersecurity review if it intends to be listed in a foreign country. However, up to the date of this Opinion, the Revised Draft has not come into force and there remains uncertainties regarding the interpretation and application of cybersecurity review.

(d)	Administration Regulations on Cyber Data Security(Draft for Comments) (《网络数据安全管理条例（征求意见稿）》) (the “Draft Regulation”)

On November 14, 2021, the Draft Regulation was proposed by the CAC for public comments until December 13, 2021. The Draft Regulation reiterates that any data processor that processes personal information of one million or more users must apply for a cybersecurity review if it plans to be listed in a foreign country. The Draft Regulation further requires the data processors that conduct the following activities to apply for cybersecurity review in accordance with the relevant laws and regulations: (i) any merger, reorganization or division of internet platform operators that have gathered a large number of data resources related to national security, economic development and public interests that affects or may affect national security; (ii) the listing of the data processor in Hong Kong that affects or may affect national security; and (iii) other data processing activities that affect or may affect national security. However, up to the date of this Opinion, the Draft Regulation has not come into force.

(3)	Conclusion

As confirmed by the Company, (i) the Group’s business operations do not involve any Critical Information Infrastructure, and (ii) neither the Company nor Xi’an Yunchuang has received any notification from applicable PRC governmental authorities indicating that any of the Group’s products or services is determined as the Critical Information Infrastructure.

As confirmed by the Company and based on our due inquiry, (i) as of the date of the Opinion, nothing has come to our attention indicating that the PRC subsidiary is a Critical Information Infrastructure operator and thus needs to apply for the cybersecurity review as prescribed by relevant PRC Laws; and (ii) as of the date of this Opinion, the PRC subsidiary has not been involved in any suits, judicial review, investigation, enquiry, penalty, or other legal proceedings initiated by applicable governmental authorities in relation to any violation of applicable PRC laws or regulations relating to cybersecurity.

In addition, since the relevant governmental authorities are still collecting comments on the Revised Draft and the Draft Regulation from the public as of the date of this Opinion, the Revised Draft and the Draft Regulation are subject to further changes with substantial uncertainty and whether such regulations would be adopted in the current status or when would such regulations become effective remains uncertain.

Yours faithfully,

King & Wood Mallesons

______________________

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